SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP reports results for three months
                                -----------------------------------------
                                ended 31 March 2006
                                -------------------

For Immediate Release
Contact:       Michael Perman
Phone:         (44) 0207-065-3942

--------------------------------------------------------------------------------

AMVESCAP REPORTS RESULTS FOR THREE MONTHS ENDED MARCH 31, 2006

London, April 26, 2006 - AMVESCAP reported that profit before tax for the three months ended March 31, 2006, amounted to $171.7 million (three months ended March 31, 2005: $110.8 million). Net revenues for the first quarter of 2006 included the recognition of performance fees of $33.2 million (first quarter of 2005: $4.7 million). Operating profit for the first quarter of 2006 amounted to $186.6 million (first quarter of 2005: $129.2 million). Diluted earnings per share was $0.13 for the first quarter of 2006 (first quarter of 2005: $0.09). (NYSE: AVZ).

"Positive net fund flows for the company and enhanced profitability have produced a solid start for AMVESCAP in 2006," said AMVESCAP president and CEO Martin L. Flanagan. "Actions we have taken to unlock the inherent strengths of AMVESCAP and operate more efficiently and effectively combined with disciplined expense management have resulted in increased business momentum and margin expansion."

"Investment performance continues to improve in our U.S. retail mutual fund business and we have made progress towards our goal of bringing the "Best of AMVESCAP" to our clients with the recent addition of seven new U.S. retail mutual funds advised by investment teams throughout the company," added Mr. Flanagan. "The upcoming addition of PowerShares's distinctive ETFs to our broad range of actively managed investment products will provide our clients with one of the industry's most comprehensive sets of investment solutions."


--------------------------------------------------------------------------------------------------------------------
                                                                  Results for Three Months Ended
                                               ---------------------------------------------------------------------
                                                    March 31,              December 31,              March 31,
                                                       2006                   2005(a)                  2005
                                               ---------------------    --------------------    --------------------
Net revenues(b)                                       $584.1m                   $551.4m                $537.8m
Operating expenses                                    $397.5m                   $427.3m                $408.6m
Operating profit                                      $186.6m                   $124.1m                $129.2m
Net operating margin(c)                                 31.9%                     22.5%                  24.0%
Profit before tax                                     $171.7m                    $94.3m                $110.8m
Earnings per share:
   --basic                                              $0.14                     $0.07                  $0.09
   --diluted                                            $0.13                     $0.07                  $0.09
--------------------------------------------------------------------------------------------------------------------

(a) Results for the three months ended December 31, 2005, are presented before the restructuring charge.
(b) Net revenues represent total revenues less third-party distribution, service and advisory fees.
(c)  Net operating margin is equal to operating profit divided by net revenues.

Earnings Summary

Net revenues for the three months ended March 31, 2006, were $584.1 million (three months ended December 31, 2005: $551.4 million). Net revenues for the first quarter of 2006 included the recognition of institutional performance fees of $33.2 million (fourth quarter of 2005: $16.4 million). Operating expenses totaled $397.5 million for the first quarter of 2006 (fourth quarter of 2005 before the restructuring charge: $427.3 million). The net operating margin for the three months ended March 31, 2006, was 31.9% (three months ended December 31, 2005, before the restructuring charge: 22.5%).

Net debt (total debt of $1,182.6 million, less cash and cash equivalents of $321.5 million, which excludes client cash of $172.0 million) as of March 31, 2006, was $861.1 million compared to $733.6 million as of December 31, 2005.

Assets Under Management

Assets under management at March 31, 2006, were $410.9 billion (December 31, 2005: $386.3 billion). Average assets under management during the first quarter were $401.3 billion, compared to $380.9 billion for the fourth quarter of 2005 and $377.4 billion for the first quarter of 2005.

Net inflows for the three months ended March 31, 2006, were $1.5 billion, with inflows of $23.1 billion and outflows of $21.6 billion. Net outflows for the three months ended December 31, 2005, and March 31, 2005, were $3.7 billion and $2.5 billion, respectively. In addition, money market assets continue to grow, with net inflows of $7.4 billion in the first quarter of 2006 versus $1.8 billion in the fourth quarter of 2005. Further analysis of assets under management is included in the supplemental schedule to this release.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Wednesday, April 26, 2006, at 2:30 p.m. BST (9:30 a.m. EDT), by dialing one of the following numbers: 1-773-756-0108 or 1-888-455-2053 for U.S. callers. An audio replay of the conference call will be available until Wednesday, May 3, 2006, at 10:00 p.m. BST (5:00 p.m. EDT) by calling 1-402-220-9763 or 1-800-294-2498 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this release, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Consolidated Income Statement
             (Unaudited, in thousands, other than per share amounts)


                                                Q106             Q405           % Change          Q105           % Change
                                             ------------     ------------    ------------     ------------    ------------
Revenues:
  Management                                   $620,069         $573,674           8.1%           $541,782         14.4%
  Service and distribution                      135,626          129,330           4.9%            142,455         (4.8)%
  Other                                          27,298           31,676         (13.8)%            25,862          5.6%
                                             ------------     ------------    ------------     ------------    ------------
Total revenues                                  782,993          734,680           6.6%            710,099         10.3%
   Third-party distribution, service and
     advisory fees                             (198,874)        (183,238)          8.5%           (172,340)        15.4%
                                             ------------     ------------    ------------     ------------    ------------
Net revenues                                    584,119          551,442           5.9%            537,759          8.6%
                                             ------------     ------------    ------------     ------------    ------------
Operating expenses:
  Compensation                                  253,360          263,434          (3.8)%           254,883         (0.6)%
  Marketing                                      36,163           33,638           7.5%             39,587         (8.6)%
  Property and office                            27,040           26,866           0.6%             31,357        (13.8)%
  Technology/telecommunications                  32,065           31,581           1.5%             36,987        (13.3)%
  General and administrative                     48,855           71,814         (32.0)%            45,781          6.8%
  Restructuring charge                               --           75,690            N/A                 --           N/A
                                             ------------     ------------    ------------     ------------    ------------
Total operating expenses                        397,483          503,023         (21.0)%           408,595         (2.7)%
                                             ------------                     ------------     ------------    ------------
Operating profit                                186,636           48,419         285.5%            129,164         44.5%
Other income/(loss)                               2,317           (9,304)           N/A              2,667        (13.1)%
Interest expense                                (17,256)         (20,511)        (15.9)%           (20,989)       (17.8)%
                                             ------------     ------------    ------------     ------------    ------------
Profit before taxation                          171,697           18,604         822.9%            110,842         54.9%
Taxation                                        (63,430)         (23,376)        171.3%            (39,617)        60.1%
                                             ------------     ------------    ------------     ------------    ------------
Profit/(loss) after taxation                    108,267           (4,772)           N/A             71,225         51.9%
Minority interests                                 (696)            (256)        171.9%               (146)       376.7%
                                             ------------     ------------    ------------     ------------    ------------
Profit/(loss) for the period attributable
  to equity holders of the parent              $107,571          ($5,028)           N/A           $71,079          51.3%
                                             ============     ============    ============     ============    ============

Earnings per share:
   ---basic                                         $0.14           ($0.01)                           $0.09
   ---diluted                                       $0.13           ($0.01)                           $0.09

Earnings per share before restructuring
   charge:
   ---basic                                         $0.14            $0.07                            $0.09
   ---diluted                                       $0.13            $0.07                            $0.09

Average shares outstanding:
   ---basic                                       790,847          794,511                          793,434
   ---diluted                                     810,317          810,134                          800,668

Ending Headcount                                    5,586            5,798                            6,586


                                  AMVESCAP PLC
                           Consolidated Balance Sheet
                            (Unaudited, in thousands)

                                                                 March 31, 2006            Dec 31, 2005
                                                              --------------------    --------------------
Non-current assets
    Goodwill                                                        $4,217,995              $4,213,648
    Intangible assets                                                   94,658                  98,971
    Property and equipment                                             177,873                 180,044
    Deferred sales commissions                                          72,124                  78,944
    Deferred tax assets                                                155,601                 150,600
    Investments                                                        162,369                 149,410
                                                              --------------------    --------------------
                                                                     4,880,620               4,871,617
Current assets
    Trade and other receivables                                      1,266,121                 749,181
    Investments                                                      1,360,404               1,202,076
    Cash and cash equivalents                                          493,533                 754,754
                                                              --------------------    --------------------
                                                                     3,120,058               2,706,011

Total assets                                                         8,000,678               7,577,628
Current liabilities
    Current maturities of long-term debt                              (309,599)                (10,045)
    Trade and other payables                                        (2,920,849)             (2,461,006)
    Provisions                                                         (69,379)                (52,108)
                                                              --------------------    --------------------
                                                                    (3,299,827)             (2,523,159)

Non-current liabilities
     Long-term debt                                                   (873,045)             (1,212,191)
     Deferred tax liabilities                                          (36,141)                (43,496)
     Provisions                                                       (166,227)               (182,479)
                                                              --------------------    --------------------
                                                                    (1,075,413)             (1,438,166)

Total liabilities                                                   (4,375,240)             (3,961,325)

Net assets                                                          $3,625,438              $3,616,303
                                                              ====================    ====================


Equity
    Share capital                                                      $82,169                 $81,811
    Share premium                                                      106,850                  84,968
    Shares held by employee trusts                                    (570,256)               (413,473)
    Exchangeable shares                                                430,687                 431,778
    Retained earnings                                                  772,159                 638,739
    Other reserves                                                   2,799,714               2,789,187
                                                              --------------------    --------------------
    Equity attributable to equity holders of the parent              3,621,323               3,613,010
    Minority interests                                                   4,115                   3,293
                                                              --------------------    --------------------
Total equity                                                        $3,625,438              $3,616,303
                                                              ====================    ====================

                                  AMVESCAP PLC
                   Consolidated Statement of Changes in Equity
                            (Unaudited, in thousands)



                                                                      2006
                                                             -------------------
December 31, 2005                                                    $3,616,303
Profit after taxation                                                   108,267
Currency translation differences on investments in
 overseas subsidiaries                                                   18,393
Gains/losses on available-for-sale assets                                 1,501
                                                             -------------------
Total recognized income and expense attributable to equity
 holders of the parent                                                  128,161
                                                             -------------------
Total equity before transaction with owners                           3,744,464
Share-based payment charge                                               15,199
Issuance of new shares                                                   21,862
Increase in shares held by employee share ownership trusts
                                                                       (156,783)
Total amounts attributable to minority interests                            696
                                                             -------------------
March 31, 2006                                                       $3,625,438
                                                             -------------------

                                  AMVESCAP PLC
                        Consolidated Cash Flow Statement
                            (Unaudited, in thousands)

                                                                                         Three Months Ended March 31,
                                                                                     --------------------------------------
                                                                                          2006                  2005
                                                                                     ----------------     -----------------
Operating profit                                                                           $186,636             $129,164
   Amortization and depreciation                                                             16,687               20,987
   Interest paid, net of interest received and other investment income/losses               (20,709)             (20,120)
   Taxation                                                                                 (46,603)             (22,457)
   Change in other assets and liabilities                                                  (207,070)             (82,439)
                                                                                     ----------------     -----------------
Net cash (outflow)/inflow from operating activities                                         (71,059)              25,135

Investing activities:
   Capital expenditures, net of sales                                                        (8,650)              (8,144)
   Purchase of long-term investments, net                                                   (11,859)              (4,487)
                                                                                     ----------------     -----------------
Net cash outflow from investing activities                                                  (20,509)             (12,631)

Financing:
   Net repayment of debt                                                                    (40,000)            (106,003)
   Purchase of shares                                                                      (153,727)                  --
   Issuance of new shares                                                                    21,006                  514
                                                                                     ----------------     -----------------
Net cash outflow from financing activities                                                 (172,721)            (105,489)

Decrease in cash and cash equivalents                                                      (264,289)             (92,985)
Foreign exchange                                                                              3,068                   20
Cash and cash equivalents, beginning of period                                              754,754              546,928
                                                                                     ----------------     -----------------
Cash and cash equivalents, end of period                                                   $493,533             $453,963
                                                                                     ================     =================

                                      Notes


1.   Accounting policies
     The accounting policies applied to the information in the earnings release follow International Financial Reporting Standards in effect as of the date of this release and are consistent with those applied in the 2005 Annual Report. Refer to the 2005 Annual Report, available at www.amvescap.com, for a more detailed discussion of these policies.

2.   Taxation
     A significant proportion of the tax charge arose from U.S., U.K., and Canadian operations. The effective tax rate is 36.9% for the first quarter of 2006 (first quarter of 2005: 35.7%).

3.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

                                                                 Three Months Ended March 31, 2006
                                                 ---------------------------------------------------------------------
     (in thousands)                                  Profit for the period
                                                    attributable to equity      Number of shares          Per share
                                                     holders of the parent                                   amount
                                                 ----------------------------   -------------------  -----------------
     Basic earnings per share                                     $107,571               790,847              $0.14
                                                                                                     =================
     Dilutive effect of share-based awards                              --                19,470
                                                 ----------------------------   -------------------  -----------------
     Diluted earnings per share                                   $107,571               810,317              $0.13
                                                 ============================   ===================  =================


                                                                 Three Months Ended March 31, 2005
                                                 ---------------------------------------------------------------------
     (in thousands)                                  Profit for the period
                                                    attributable to equity      Number of shares          Per share
                                                     holders of the parent                                   amount
                                                 ----------------------------   -------------------  -----------------
     Basic earnings per share                                      $71,079               793,434              $0.09
                                                                                                     =================
     Dilutive effect of share-based awards                              --                 7,234
                                                 ----------------------------   -------------------  -----------------
     Diluted earnings per share                                    $71,079               800,668              $0.09
                                                 ============================   ===================  =================

4.   Acquisitions
     On January 23, 2006, AMVESCAP announced the acquisition of PowerShares Capital Management LLC ("PowerShares"). The transaction, subject to certain conditions including approvals from the Board of Directors and the shareholders of PowerShares, is expected to close in the second or third quarter of 2006. The initial purchase consideration is estimated to be $100 million, to be paid at closing based on PowerShares assets under management of greater than $5 billion. Additional consideration of up to a maximum of $630 million is payable in the future depending on the achievement of various revenue and assets under management growth targets.

5.   Dividends
     A final dividend in respect of 2005 of 5.5p per share (approximately $0.10 per share, or $78.9 million, at an exchange rate of $1.75 per (pound)1.00:
     $76.7 million for ordinary shares and $2.2 million for exchangeable shares) has been proposed by the Board of Directors and will be paid, subject to shareholder approval, in May 2006. The dividend will be accrued when approved by shareholders.

6.   Statutory financial statements
     The financial information shown in this earnings release is unaudited and does not constitute statutory financial statements. The 2005 Annual Report, which will be filed with the Registrar of Companies after the company's annual general meeting of shareholders, includes an unqualified audit report that does not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                  AMVESCAP PLC
                             Assets Under Management


(in billions)                                             1Q06               4Q05            % Change               1Q05
--------------------------------------------------   ---------------  ---------------     ---------------      --------------
Beginning Assets                                              $386.3           $380.5                1.5%             $382.1
Inflows                                                         23.1             15.8               46.2%               17.2
Outflows                                                       (21.6)           (19.5)              10.8%              (19.7)
                                                     ---------------  ---------------     ---------------      --------------
Net flows                                                        1.5             (3.7)               N/A                (2.5)
Net flows in money market funds and other                        7.4              1.8              311.1%               (1.9)
Market gains/reinvestment                                       15.3              8.9               71.9%               (1.4)
Foreign currency                                                 0.4             (1.2)               N/A                (0.9)
                                                     ---------------  ---------------     ---------------      --------------
Ending Assets                                                 $410.9           $386.3                6.4%             $375.4
                                                     ===============  ===============     ===============      ==============

Average long-term AUM                                          347.7            337.0                3.2%              336.0
Average money market AUM                                        53.6             43.9               22.1%               41.4
                                                     ---------------  ---------------     ---------------      --------------
Average AUM                                                   $401.3           $380.9                5.4%             $377.4
                                                     ===============  ===============     ===============      ==============
Net revenue yield on AUM (annualized)(a)                       58bps            58bps                                  57bps


                                                                                                               Private Wealth
By channel: (in billions)                                 Total              Retail        Institutional          Management
--------------------------------------------------   ---------------  ---------------     ---------------      --------------
December 31, 2005                                             $386.3           $190.2             $179.8                $16.3
Inflows                                                         23.1             16.4                5.5                  1.2
Outflows                                                       (21.6)           (14.4)              (6.2)                (1.0)
                                                     ---------------  ---------------     ---------------      --------------
Net flows                                                        1.5              2.0               (0.7)                 0.2
Net flows in money market funds and other                        7.4             (1.0)               8.4                   --
Market gains/reinvestment                                       15.3             11.4                3.5                  0.4
Foreign currency                                                 0.4              0.3                0.1                   --
                                                     ---------------  ---------------     ---------------      --------------
March 31, 2006                                                $410.9           $202.9             $191.1                $16.9
                                                     ===============  ===============     ===============      ==============


                                                                Fixed                        Money         Stable        Alter-
By asset class: (in billions)       Total         Equity        Income       Balanced        Market         Value        natives
--------------------------------- ----------    ----------    ----------    -----------    -----------    ---------    ---------
December 31, 2005(b)                  $386.3       $178.6         $47.2         $40.5          $52.3          $45.7         $22.0
Inflows                                 23.1         12.5           6.0           2.0            0.6            1.0           1.0
Outflows                               (21.6)       (13.9)         (2.6)         (2.6)          (0.9)          (1.0)         (0.6)
                                  ----------    ----------    ----------    -----------    -----------    ---------     ---------
Net flows                                1.5         (1.4)          3.4          (0.6)          (0.3)           --            0.4
Net flows in money market funds
and other                                7.4          --            --            --             7.4            --            --
Market gains/reinvestment               15.3         12.5           0.4           1.3            --             0.4           0.7
Foreign currency                         0.4          0.3           --            0.1            --             --            --
                                  ----------    ----------    ----------    -----------    -----------    ---------     ---------
March 31, 2006                        $410.9       $190.0         $51.0         $41.3          $59.4          $46.1         $23.1
                                  ==========    ==========    ==========    ===========    ===========    =========     =========

  By client domicile: (in billions)        Total            U.S.          Canada          U.K.         Europe          Asia
-------------------------------------- --------------- --------------- -------------- ------------- ------------- ---------------
  December 31, 2005                         $386.3         $235.6          $42.2          $53.6         $32.0          $22.9
  Inflows                                     23.1            7.5            1.2            2.9           7.8            3.7
  Outflows                                   (21.6)          (9.9)          (2.4)          (2.4)         (4.4)          (2.5)
                                       --------------- --------------- -------------- ------------- ------------- ---------------
  Net flows                                    1.5           (2.4)          (1.2)           0.5           3.4            1.2
  Net flows in money market funds and          7.4            7.5           --             --            --             (0.1)
  other
  Market gains/reinvestment                   15.3            7.4            2.3            2.4           2.2            1.0
  Foreign currency                             0.4           --             --              0.3           0.2           (0.1)
                                       --------------- --------------- -------------- ------------- ------------- ---------------
  March 31, 2006                            $410.9         $248.1          $43.3          $56.8         $37.8          $24.9
                                       =============== =============== ============== ============= ============= ===============

(a)  Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b) The asset class beginning balances were adjusted to reflect certain asset reclassifications.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  26 April, 2006                   By   /s/  Michael S. Perman
      --------------                       --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary